SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   ----------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/x/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
         For the fiscal year ended December 31, 1998.



/  /     TRANSACTION  REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
         For the transaction period from ________________ to _______________.

Commission file number: 333-28733

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  HUBCO, Inc. and Subsidiaries Savings and Investment Plan (for Non-Bargaining Unit Employees)

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Hudson United Bancorp
                  1000 MacArthur Boulevard
                  Mahwah, New Jersey  07430

                              Required Information

Item 4

         In lieu of the financial statements required by Item 1-3, the Plan is submitting financial statements prepared in accordance with the financial reporting requirements of ERISA (without scope limitations) for the fiscal years ended December 31, 1997 and December 31, 1998.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Plan administrators have duly caused this Form 11-K to be signed on their behalf by the undersigned, thereunto duly authorized, in the Township of Mahwah, State of New Jersey, on June 30, 1999.


                       HUBCO, Inc. and Subsidiaries Savings and
                       Investment Plan (for Non-Bargaining Unit Employees)

                                   D. LYNN VAN BORKULO-NUZZO
                       By:-------------------------------------------------
                            Name:  D. Lynn Van Borkulo-Nuzzo
                            Title:  Plan Administrator

                                     EXHIBIT





            Hubco, Inc. And Subsidiaries Savings And Investment Plan

                        For Non-Bargaining Unit Employees


              Financial Statements As Of December 31, 1998 And 1997


                                  Together With


                    Report Of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To HUBCO, Inc.:


We have audited the accompanying statements of net assets applicable to participants' equity of the HUBCO, Inc. and Subsidiaries Savings and Investment Plan for Non-Bargaining Unit Employees (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets applicable to participants' equity with Fund Information for the year ended December 31, 1998. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the Plan as of December 31, 1998 and 1997, and the changes in net assets applicable to participants' equity for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets applicable to participants' equity with Fund Information is presented for purposes of additional analysis rather than to present the changes in net assets applicable to participants' equity with Fund Information for each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         ARTHUR ANDERSEN LLP


Roseland, New Jersey
June 15, 1999


            HUBCO, INC. AND SUBSIDIARIES SAVINGS AND INVESTMENT PLAN

                        FOR NON-BARGAINING UNIT EMPLOYEES


           STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY

                        AS OF DECEMBER 31, 1998 AND 1997





                                                                        1998               1997
                                                                  ----------------    ---------------
CASH AND SHORT-TERM INVESTMENTS, AT COSt, which
   approximates fair market value                                       ($37,916)           $230,563

INVESTMENTS, AT FAIR MARKET VALUE:
   Mutual funds                                                        9,500,814           9,008,219
   Common stock of Hudson United Bancorp                               9,099,919          11,218,893

CONTRIBUTION RECEIVABLE FROM HUDSON UNITED BANCORP                             0             158,000

PARTICIPANT LOANS RECEIVABLE                                              93,075              40,780
                                                                  ----------------    ---------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY                        $18,655,892         $20,656,455
                                                                  ================    ===============




The accompanying notes to financial statements are an integral part of these statements.

            HUBCO, INC. AND SUBSIDIARIES SAVINGS AND INVESTMENT PLAN

                        FOR NON-BARGAINING UNIT EMPLOYEES


      STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
                             WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                                 Federated Securities Corp.
                                                                                         -------------------------------------------
                                                                                         Intermediate
                                                                       Employer Stock     Government        Stock          Growth
                                                                            Fund            Trust           Trust           Trust
                                                                      ----------------- --------------- -----------     ------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning of year ....   $ 11,463,258    $    845,426    $  1,605,003    $ 1,376,488

ADDITIONS (DEDUCTIONS):
   Contributions-
     Employees ......................................................        267,227          86,560         235,601        143,525
     Employer .......................................................        901,519            (267)           (895)        (1,447)
     Rollovers ......................................................         23,823               0          10,297         12,958
   Transfers to/from funds ..........................................       (280,385)         96,630         181,607        (73,685)
   Net activity relating to loan activity ...........................         (6,646)        (16,307)         (1,855)          (156)
   Net realized/unrealized appreciation (depreciation) of investments     (2,015,837)         57,827         289,609        175,442
   Distributions ....................................................     (1,031,594)       (107,555)       (637,967)      (264,030)
                                                                        ------------    ------------    ------------   ------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year ..........   $  9,321,365    $    962,314    $  1,681,400   $  1,369,095
                                                                        ============    ============    ============   ============


                                                                            Federated Securities
                                                                                   Group
                                                                           -------------------------
                                                                                         Short Term
                                                                           Stock and     Government
                                                                           Bond Fund       Trust          Total
                                                                           ---------    ------------   -------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning of year ....   $    930,457    $  4,435,823    $ 20,656,455

ADDITIONS (DEDUCTIONS):
   Contributions-
     Employees ......................................................        100,737         841,922       1,675,572
     Employer .......................................................           (134)         34,470         933,246
     Rollovers ......................................................          3,605           1,396          52,079
   Transfers to/from funds ..........................................         30,303          45,530               0
   Net activity relating to loan activity ...........................            399         (27,730)        (52,295)
   Net realized/unrealized appreciation (depreciation) of investments         86,809         192,782      (1,213,368)
   Distributions ....................................................       (122,126)     (1,232,525)     (3,395,797)
                                                                        ------------    ------------    ------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year ..........   $  1,030,050    $  4,291,668    $ 18,655,892
                                                                        ============    ============    ============






                  The accompanying notes to financial statements are an integral part of this statement.

            HUBCO, INC. AND SUBSIDIARIES SAVINGS AND INVESTMENT PLAN

                        FOR NON-BARGAINING UNIT EMPLOYEES


                          NOTES TO FINANCIAL STATEMENTS




(1)  DESCRIPTION OF THE PLAN:

       The HUBCO, Inc. and Subsidiaries Savings and Investment Plan for Non-Bargaining Unit Employees (the "Plan") is a defined contribution plan covering all non-bargaining unit employees of Hudson United Bancorp, formerly HUBCO, Inc. (the "Company"). Employees are eligible to be admitted to the Plan upon completion of 1,000 hours of service in a six-month period and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Plan participants may make a basic contribution of 2% to 12% of their annual compensation, as defined, and voluntary after tax contributions. The Company contributes 75% of each employee's basic contribution to a maximum of 6% of eligible compensation. Effective January 1, 1997, the Plan was amended to indicate that all employer contributions will be allocated to the Employer Stock Fund.

       All participants are immediately and fully vested in all participant contributions and the assets derived from their investment. Employees become fully vested in Company contributions and the assets derived from their investment in the event of any one of the following: attainment of age 65, upon retirement due to disability, death, plan termination, or the completion of five years of service with the Company. The following vesting schedule became effective January 1, 1995 for employer contributions-

         Up to 2 years of service = 0% vesting After 2 years of service = 25% vesting After 3 years of service = 50% vesting After 4 years of service = 75% vesting After 5 years of service = 100% vesting

       Forfeitures of nonvested Company contributions for participants are used to reduce Company matching contributions to the Plan.

       Under the provisions of the Plan, participating employees may elect to invest their contributions in the following six investment funds-

        Federated Intermediate             Invests in United States Government
           Government Trust                Agency Securities that generally
                                           mature within five years from the
                                           date of the purchase.

        Federated Stock Trust              Invests in a portfolio of common
                                           stocks with an emphasis on large
                                           capitalized companies.

        Federated Growth Trust             Invests  in common stock of companies
                                           with prospects for above average
                                           growth.

        Federated Stock and                Invests in a balanced portfolio of
         Bond Fund                         high quality common stocks,  United
                                           States Government Agency Securities
                                           and corporate bonds rated "A" or
                                           better.

        Employer Stock Fund                Established to invest in the common
                                           stock of Hudson United Bancorp
                                           (formerly HUBCO, Inc.)

        Federated Short Term               Established to invest in short-term
          Government Trust                 U. S. Treasury and other  securities
                                           issued or guaranteed by the U. S.
                                           government or its agencies.

       Pursuant to a Plan provision, upon termination of employment, or if prior to termination upon approval of the Plan administrator, employees may receive a lump sum payment equal to the value of their account unless another method of payment has been selected and agreed to by the Employee Benefits Committee. Benefit payments are distributed in cash to employees participating in the Federated Income Funds. Benefit payments are distributed to participants in the Employer Stock Fund in the form of the Company's stock, unless there are fractional shares which are distributed in cash.

       Effective January 1, 1999, the defined savings plan for employees of The Dime Savings Bank of Wallingford, an institution acquired by the Company in 1998, was merged with the Plan. Net assets with a current value of $231,515 were rolled into the Plan.

       Effective January 1, 1999, the employee stock ownership plan for employees of The Bank of the Hudson, an institution acquired by the Company in 1998, was merged with the Plan. Net assets with a current value of $1,306,652 were rolled into the Plan.

       Effective April 1, 1999, the 401(k) savings plan for employees of Middletown Savings Bancorp, an institution acquired by the Company during 1998, was merged with the Plan. Net assets with a current value of $2,796,175 were rolled into the Plan.

       Effective April 1, 1999, the 401(k) plan for employees of Community National Bank, an institution acquired by the Company during 1998, was merged with the Plan. Net assets with a current value of $269,846 were rolled into the Plan. This amount does not reflect Hubco stock.

       Effective April 9, 1997, the 401(k) plan for employees of The Bank of Darien, a banking subsidiary of Hometown Bancorporation (an institution acquired by the Company during August 1996) was merged with the Plan. Net assets with a current value of $261,281 were rolled into the Plan.

       Effective April 11, 1997, the 401 (k) plan for employees of Westport Bancorp, Inc., an institution acquired by the Company during December 1996, was merged with the Plan. Net assets with a current value of $1,991,558 were rolled into the Plan.

       Effective May 1, 1997, the 401(k) plan for employees of Lafayette American Bank, an institution acquired by the Company during July 1996, was merged with the Plan. Net assets with a current value of $4,500,830 were rolled in to the Plan. From March 31, 1997 to August 1997, all of these assets were invested in short-term investments. As a result, certain participants' investment earnings were less than they would have been if the funds had been invested in accordance with the participants' instructions. To compensate these employees for this, the Company made an additional contribution to the Plan of approximately $158,000 in the aggregate in May 1998. This amount was reflected as a contribution receivable from Hudson United Bancorp as of December 31, 1997.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       The accounting records of the Plan are maintained on the accrual basis and investment transactions and recorded on a settlement date basis.

       Investments are stated at their aggregate fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investment transactions are recorded on as settlement date basis. The market value of the participation units in the Federated funds is based on quoted market value on the last business day of the Plan year.

       Expenses related to the administration of the Plan are paid for by the Company. All trust expenses are paid by the Plan.

       The  change  in the  difference  between  fair  value  and  the  cost  of investments  is  reflected  in the  statement  of  changes  in net assets applicable to participants' equity with fund information as net appreciation (depreciation) of investments, along with gains or losses realized on the sale of investments, which are determined using a specific identification basis.

(3)  INVESTMENTS:

       The Plan's investments are held by Hudson United Bank (a subsidiary of the Company) and Federated Securities Corp.

       The fair value of individual investments that represent 5% or more of the Plan's year-end net assets are as follows-

                                                1998                1997
                                           ----------------    ----------------

Hudson United Bancorp common stock             $9,099,919         $11,218,893
Federated Short Term Government Trust           4,401,664           4,215,676
Federated Stock Trust                           1,924,099           1,965,457
Federated Growth Trust                          1,279,851           1,271,802

(4)  TRANSACTIONS WITH PARTIES IN INTEREST:

       At December 31, 1998 and 1997, the Plan held 302,072 and 295,347 shares of common stock, respectively, of the Company with a fair value of $9,099,919 and $11,218,893, respectively. The shares were originally acquired at a cost of $4,597,245 and $3,368,408, respectively. Dividend income from this investment was $402,627 and $427,412 for the years ended December 31, 1998 and 1997, respectively.

(5)  INCOME TAX STATUS:

       The Plan has received a favorable determination letter dated April 6, 1995, from the Internal Revenue Service indicating that the Plan is a qualified trust and exempt from Federal income taxes under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The Plan is
       required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for Federal income taxes has been provided in the accompanying financial statements.

       Employees participating in the Plan are not subject to Federal income tax on amounts contributed until such time that their participating interest in the Plan is distributed to them.

(6)  PLAN TERMINATION:

       Although Hudson United Bancorp has not expressed any intent to do so, Hudson United Bancorp has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

                                   SCHEDULE I

            HUBCO, INC. AND SUBSIDIARIES SAVINGS AND INVESTMENT PLAN

                        FOR NON-BARGAINING UNIT EMPLOYEES


           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                    EMPLOYER IDENTIFICATION NUMBER 22-2405746

                                    PLAN #003



                                          (c) Description of Investment Including
                                          Maturity Date, Rate of Interest, Par or                               (e) Current
  (a)     (b) Identity of Issuer                       Maturity Value                        (d) Cost              Value
  ---
         --------------------------    -----------------------------------------------    ----------------    ----------------
         MUTUAL FUNDS:
            Federated                  81,772 units of Federated
              Securities Corp.            Intermediate Government Trust                        $854,067              $892,138

            Federated                  4,401,664 units of Federated Short
              Securities Corp.            Term Government Trust                               4,401,664             4,401,664

            Federated                  52,243 units of Federated Stock Trust                  1,878,601             1,924,099
              Securities Corp.

            Federated                  44,393 units of Federated Growth
              Securities Corp.            Trust                                               1,094,498             1,279,851

            Federated                  47,860 units of Federated Stock and
              Securities Corp.            Bond Fund                                             883,004               904,073

            Federated                  98,989 units of Federated Money
              Securities Corp.            Market Trust                                           98,989                98,989
                                                                                          ----------------    ----------------

                                                                                              9,210,823             9,500,814
                                                                                          ----------------    ----------------

         COMMON STOCK:
   *        Hudson United              302,072 shares common stock
              Bancorp, Inc.                                                                   4,597,245             9,099,919
                                                                                          ----------------    ----------------

         PARTICIPANT                   Interest rates range from 7.75% to
            LOANS                         8.5% and mature through 12/1/03                        93,075                93,075
                                                                                          ----------------    ----------------

                                                                                            $13,901,143         $18,693,808
                                                                                          ================    ================


*Denotes party-in interest

The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II

            HUBCO, INC. AND SUBSIDIARIES SAVINGS AND INVESTMENT PLAN

                        FOR NON-BARGAINING UNIT EMPLOYEES


               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (A)

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                    EMPLOYER IDENTIFICATION NUMBER 22-2405746

                                   PLAN #0 03




                                                                                                         Number of      (c) Purchase
(a) Identity of Party Involved              (b) Description of Asset                                   Transactions          Price
                                                                                                    ---------------    -------------
Hudson United Bancorp ....................   58,633 shares of Hudson United Bancorp Common Stock                59      $        --

Hudson United Bancorp ....................   70,845 shares of Hudson United Bancorp Common Stock                27        1,981,466

Federated Securities Corp. ...............   2,080,801 units of Federated Short-Term Government Trust           96               --

Federated Securities Corp. ...............   2,119,978 units of Federated Short-Term Government Trust           77         2,119,978

Federated Securities Corp. ...............   28,581 units of Federated Stock Trust                              46               --

Federated Securities Corp. ...............   28,977 units of Federated Stock Trust                              93         1,082,171


                                                                        (f) Current
                                                                             Value
                                                                          of Asset on
                                               (d) Selling (e) Cost of    Transaction (g) Net
(a) Identity of Party Involved ...............     Price        Asset         Date       Gain
                                                ----------   ----------   ----------   ----------
Hudson United Bancorp ........................  $1,469,895   $1,209,352   $1,469,895   $  260,543

Hudson United Bancorp ........................        --      1,981,466    1,981,466         --

Federated Securities Corp. ...................   2,080,801    2,080,801    2,080,801         --

Federated Securities Corp. ...................        --      2,119,978    2,119,978         --

Federated Securities Corp. ...................   1,064,297    1,024,691    1,064,297       39,606

Federated Securities Corp. ...................        --      1,082,171    1,082,171         --



  (A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets as of the beginning of the Plan year.


                   The  accompanying  notes  to  financial   statements  are  an
integral part of this schedule.